SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

April 01, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on March 31, 2009, approved unanimously the establishment of a new program for long-term incentives to Senior Executives of all Credicorp´s subsidiaries for which those Executives selected will receive shares of Credicorp. This program will be instituted in all Credicorp’s subsidiaries. The Board also approved changes to some conditions of the previous program to keep both programs aligned.

Finally, to reduce the volatility and improve the retention capacity of the Stock Appreciation Rights Program (the previous plan), the Board approved the exchange of rights conceded in 2007 and 2008 for a smaller number of rights of the new program with shorter term and lower price to exercise.

Yours faithfully,

Fernando Palao
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2009

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.